VIA EDGAR & FASCIMILE (703) 813 6967

Ms Melissa Raminpour

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C.20549

United States

RE:	Rediff.Com India Limited
Form 20-F for the fiscal year ended March 31, 2014
Filed August 15, 2014
File No. 000-30735

Dear Ms Raminpour,

This is in reference to the Staff's comment letter dated March 12, 2015 (the “Letter”), relating to the annual report on Form 20-F of Rediff.Com India Limited (referred to as "the Company" or “Rediff”) for the fiscal year ended March 31, 2014 (referred to as the "2014 Form 20-F”). As we discussed with Ms Beverly A. Singleton, this is memorialize the Staff’s agreement to grant the Company an additional ten business days to file its response to the Letter.

We are also submitting a copy of this letter as “correspondence” via Edgar.

Yours Sincerely

/s/ Swasti Bhowmick

Chief Financial Officer

Rediff.com India Limited